UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Sequans Communications S.A.

(Name of Subject Company (Issuer))

Renesas Electronics Europe GmbH

a wholly owned subsidiary of

Renesas Electronics Corporation

(Name of Filing Person—Offeror)

American Depositary Shares, each representing four (4) Ordinary Shares, nominal value €0.01 per share

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Takahiro Homma

Renesas Electronics Corporation

3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan

+81-3-6773-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jon A. Olsen

Jean A. Lee

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

(424) 252-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing four Ordinary Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 1 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed by Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 11, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The information set forth in the third paragraph of cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, by and between Parent and Sequans as amended by Amendment No. 1 to the Memorandum of Understanding, dated September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”). Under the terms of the MoU, the Offer is subject to the satisfaction or waiver of various conditions, including (i) that immediately prior to the expiration of the Offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer, but excluding ADSs tendered pursuant to Notices of Guaranteed Delivery but not yet delivered (see “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures” for further information)), Unsellable Company Shares (as defined in “Special Factors— Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) for which the Unsellable Share Liquidity Mechanism (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) has been entered into (and not properly withdrawn prior to the expiration of the Offer) and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn (the “Offer Acceptance Time”) and Ordinary Shares then beneficially owned by Parent, Purchaser or Sequans (if any), represents at least 90% (or, in Parent or Purchaser’s sole discretion, a lower percentage provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively (the “Convertible Notes”)), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”) (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”); (ii) that certain regulatory approvals have been granted or obtained, unless waived by Parent in its sole discretion (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Regulatory Approvals; Efforts”) and (iii) Parent’s receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization (as defined below) from Japanese tax authorities (see “The Tender Offer—Conditions of the Offer”). The Offer is subject to other important conditions set forth in this Offer to Purchase (see “The Tender Offer—Conditions of the Offer”). There is no financing condition to the Offer.”

2.

The information set forth in the section of the Offer to Purchase entitled “Questions and Answers—What is the “Minimum Condition” to the Offer?” on page 12 is hereby amended and restated in its entirety to read as follows:

“We are not obligated to accept for payment or pay for any validly tendered Ordinary Shares or ADSs unless, immediately prior to the expiration of the Offer, the number of Ordinary Shares (including Ordinary Shares represented by the ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer, but excluding ADSs tendered pursuant to Notices of Guaranteed Delivery but not yet delivered (see “The Tender Offer—Procedures for

Tendering into the Offer—Guaranteed Delivery Procedures” for further information)), Unsellable Company Shares (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) for which the Unsellable Share Liquidity Mechanism (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) has been entered (and not properly withdrawn prior to the expiration of the Offer and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn (the “Offer Acceptance Time”)) and Ordinary Shares then beneficially owned by Parent, Purchaser or Sequans (if any), represents at least 90% (or, in Parent or Purchaser’s sole discretion, a lower percentage provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”) (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”). See “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards” for a further description of various option and warrant liquidity mechanisms.”

3.

The information set forth in the section of the Offer to Purchase entitled “Questions and Answers—If Purchaser successfully completes the Offer, what will happen to the Sequans Board?” is hereby amended and supplemented to add, after the first paragraph in such section on page 18, the following:

“Each of Zvi Slonimski, Hubert de Pesquidoux, Yves Maitre, Dominique Pitteloud, Wesley Cummins, Richard Nottenburg and Maria Marced-Martin have agreed to resign from the Sequans Board, each of which is subject to and effective only as of the Offer Acceptance Time. Dr. Georges Karam and Sailesh Chittipeddi will remain on the Sequans Board.

Subject to approval by Sequans’ shareholders at the Combined Meeting, Stephanie Sessler, Director F&A of Purchaser, is expected to be appointed to the Sequans Board upon the Offer Acceptance Time.

If the Offer is not consummated and/or the Offer Acceptance Time does not occur, the resignations of the current directors will have no effect and the appointment of Stephanie Sessler will not occur.”

4.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Background” is hereby amended and supplemented to add, after the last paragraph in such section on page 34, the following:

“During August and September 2023, the Company instructed Needham & Company to reach out to potential investors regarding a potential debt financing to provide working capital to fund the Company’s operations pending the completion of the Offer since the Company did not expect to have sufficient liquidity to fund its current operations beyond the beginning of October. The Company did not receive any initial indications of interest for a debt financing, but 272 Capital, a fund associated with Mr. Cummins, proposed to purchase up to $10 million of ADSs to address the Company’s urgent liquidity needs. Since the interim operating covenants in the Memorandum of Understanding do not permit the Company to sell ADSs during the pendency of the Offer, the Company requested consent from Parent. Subsequent to the initial consent request, the Company received a term sheet for a secured note financing, but, after consultation with Parent, the Company determined that the proposal to sell ADSs to 272 Capital was preferential to the debt term sheet.

On September 22, 2023, Parent consented, pursuant to the Memorandum of Understanding, to the issuance and sale by the Company of ADSs in an amount not to exceed U.S. $6.0 million in the aggregate to 272 Capital or an affiliated fund. The financing transaction closed on October 2, 2023. The Company expects to use the proceeds from the financing transaction to partially fund operations. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(b) Arrangements with Directors and Executive Officers of Sequans—Affiliated Ownership and Financing Arrangement” of the Schedule 14D-9.

5.

The information set forth in the first paragraph of the section of the Offer to Purchase entitled “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans—Post Transaction Executive Officer Arrangements” on page 35 is hereby amended and restated in its entirety to read as follows:

“Parent and Dr. Karam are expected to enter into a managing director agreement, pursuant to which, in connection with the closing of the Offer, Dr. Karam would continue to serve as the managing director (directeur general) of the Company or an affiliate thereof. Pursuant to such managing director agreement, it is expected that all of Dr. Karam’s restricted shares would accelerate upon the consummation of the transactions contemplated by this Offer, except that Dr. Karam would forfeit a number of restricted shares with a value equal to $1 million; Dr. Karam would waive his right to severance under

Section 7 of his managing director agreement (discussed below under “Interests of Certain Sequans Directors and Executive Officers in the Offer—Managing Director Agreement with Georges Karam—Severance arrangements”); and Dr. Karam would have the title of Corporate Vice President, would receive an annual fixed compensation of €400,000, would be eligible to receive cash variable compensation with a target value equal to 100% of his fixed compensation (prorated for any incomplete year), would receive $1.3 million worth of Parent performance-based vesting restricted stock units and an additional $1.0 million worth of Parent dual time- and performance-based vesting restricted stock units, and would receive three months’ notice in the event of dismissal. In certain termination circumstances, Dr. Karam would also receive severance entitlement substantially comparable with his existing managing director agreement (provided that the closing of the Offer would not trigger severance), and would be subject to an 18 month non-compete obligation (in addition to his three year closing-related non-compete obligation), provided that he will be eligible to receive fifty percent (50%) of his fixed compensation as continued compensation during such 18 month period (reduced by any severance payments). Dr. Karam would also receive standard Directors & Officers insurance coverage. The above is a summary of certain key terms of the managing director agreement as included in the term sheet for post-Offer employment of Dr. Karam. This summary is qualified in its entirety by reference to the term sheet itself, which was filed by Sequans as Exhibit (d)(1) to its Schedule 14D-9/A filed with the SEC on October 4, 2023, and which is incorporated herein by reference.”

6.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Position of Parent and Purchaser Regarding Fairness of the Offer” is hereby amended and supplemented to add, after the last paragraph on page 37 of the Offer to Purchase, the following:

“Additionally, the Purchaser Parties did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because Sequans is a viable going concern and Parent has no plans to liquidate Sequans. The net book value was not considered because the Purchaser Parties believe that the net book value is not a material indicator of the value of the Company as a going concern because it does not take into account the Company’s future prospects, market conditions, trends in the Company’s industry or the business risks inherent in competing with other companies in that industry. Therefore, the Purchaser Parties believe that each of the liquidation value and net book value of Sequans is irrelevant to a determination as to whether the Offer is fair to the Unaffiliated Shareholders.”

7.

The information set forth in the first bullet point under the section of the Offer to Purchase entitled “Special Factors—Memorandum of Understanding; Other Agreements—Conditions of the Offer” on page 41 is hereby amended and restated in its entirety to read as follows:

“As of immediately prior to the expiration of the Offer (including any extensions in accordance with the MoU), the number of Ordinary Shares (including ADSs representing Ordinary Shares) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer, but excluding ADSs tendered pursuant to Notices of Guaranteed Delivery but not yet delivered (see “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures” for further information)), Unsellable Company Shares (as defined below) for which the Unsellable Share Liquidity Mechanism (as defined below) has been entered and not properly withdrawn prior to the expiration of the Offer and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time Purchaser accepts payment and pays for the Company Shares validly tendered pursuant to the Offer, and together with the Ordinary Shares then beneficially owned by Parent or Purchaser (if any), represents at least 90% (or in Parent or Purchaser’s sole discretion, a lower percentage; provided that in no event will such percentage be lower than 67%) of, without duplication, (i) all of the Ordinary Shares (including ADSs representing Ordinary Shares and any Unsellable Company Shares) then outstanding (including any Ordinary Shares held in escrow), plus, (ii) all of the Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively (the “Convertible Notes”)), regardless of whether or not then vested but, in each case, after giving effect to the cancellation of any outstanding options to purchase Company Shares (“Company Share Option”), restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”). Notwithstanding any provision in the Offer to the contrary, neither Parent nor Purchaser, nor any other Person, may waive the Minimum Condition without the prior written consent of the Company.”

8.

The information set forth in the last paragraph of the section of the Offer to Purchase entitled “The Tender Offer—Terms of the Offer—Subsequent Offering Period” on page 61 is hereby amended and restated in its entirety to read as follows:

“Following the expiration of the Offer, if the Minimum Condition is satisfied and Purchaser accepts all the Company Shares tendered in the Offer, Purchaser intends to, during the Subsequent Offering Period, purchase the Ordinary Shares underlying any untendered ADSs held by the ADS Depositary in exchange for the Offer Price, provided that the appropriate notice of termination has been promptly delivered to the holders of ADSs by the ADS Depositary. In such instance, the ADS Depositary will cancel any untendered ADSs and tender the Ordinary Shares underlying such ADSs to Purchaser in exchange for the Offer Price, and the ADS Depositary will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).”

9.

The information set forth in the second paragraph of the section of the Offer to Purchase entitled “The Tender Offer—Terms of the Offer—Withdrawal Rights” on page 68 is hereby amended and restated in its entirety to read as follows:

“You may withdraw your tender of Ordinary Shares or ADSs at any time before one minute after 11:59 p.m., New York City time, on the Expiration Date. Unless we have accepted your Ordinary Shares or ADSs for payment as provided in the Offer, you may also withdraw your tendered Ordinary Shares or ADSs (i) pursuant to Section 14(d)(5) of the Exchange Act, at any time after November 10, 2023, which is the 60th day after the commencement of the Offer and (ii) at any time after the expiration of the Subsequent Offering Period.”

10.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer— Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—The Appointments” is hereby amended and supplemented to add, after the first paragraph in such section on page 79, the following:

“Each of Zvi Slonimski, Hubert de Pesquidoux, Yves Maitre, Dominique Pitteloud, Wesley Cummins, Richard Nottenburg and Maria Marced-Martin have agreed to resign from the Sequans Board, each of which is subject to and effective only as of the Offer Acceptance Time. Dr. Georges Karam and Sailesh Chittipeddi will remain on the Sequans Board.

Subject to approval by Sequans’ shareholders at the Combined Meeting, Stephanie Sessler, Director F&A of Purchaser, is expected to be appointed to the Sequans Board upon the Offer Acceptance Time.

If the Offer is not consummated and/or the Offer Acceptance Time does not occur, the resignations of the current directors will have no effect and the appointment of Stephanie Sessler will not occur.”

11.

The information set forth in the first paragraph of the section of the Offer to Purchase entitled “The Tender Offer— Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—The Merger Squeeze Out” on page 81 is hereby amended and restated in its entirety to read as follows:

“Subject to Parent electing, in its sole discretion, to not effect the Post-Merger Reorganization, prior to the Merger Squeeze Out (as defined below), Parent will (to the extent not already done so, as the case may be) cause Purchaser to change its legal form from a German limited liability (Gesellschaft mit beschränkter Haftung) into a German stock corporation (Aktiengesetz) organized under German law pursuant to Sections 190 et seqq. of the German Companies Transformation Act (Umwandlungsgesetz). Following the Demerger and the Merger, Purchaser plans to effectuate a merger of German Merger Sub with and into Purchaser pursuant to Section 62 para. 1 of the German Companies Transformation Act (Umwandlungsgesetz) by way of conclusion of a merger agreement (Verschmelzungsvertrag) between German Merger Sub as transferring entity and Purchaser as assuming entity followed by the resolution of the shareholders’ meeting (Hauptversammlung) of German Merger Sub to request the transfer of all shares of German Merger Sub held by persons other than Purchaser to Purchaser pursuant to Section 62 para. 5 of the German Companies Transformation Act (Umwandlungsgesetz) in conjunction with Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of statutory compensation in accordance with German law (the “Merger Squeeze Out”).”

12.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Legal Matters; Required Regulatory Approvals—Regulatory Approvals—United Kingdom” is hereby amended and supplemented to add, after the first paragraph in such section on page 88, the following:

“On September 14, 2023, the filing was made with the National Security Authority. Following the National Security Authority’s acceptance of the filing on September 18, 2023, the National Security Authority has begun a 30 working day assessment period, after which the National Security Authority will either (i) notify the parties that no further action will be taken in relation to transactions contemplated by the MoU, or (ii) issue a call in notice for the in-depth review of the contemplated transaction. In the event that the National Security Authority has opted for option (ii), it then has an additional 30 working days, extendable in its sole discretion by a further 45 working days, to either prohibit the contemplated transaction or to allow the transaction to proceed without any condition or to proceed only subject to the provision of certain conditions. Those timings do not take into account any potential stop-the-clock.”

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Index No.

(d)(7)†*#	LTE Technology Access and License Agreement, by and between Sequans and Parent, dated September 3, 2020.

(d)(8)†*#	5G Technology Access and License Agreement, by and between Sequans and Parent, dated November 30, 2020.

(d)(9)†*#	IP License Agreement, by and between Sequans and Silicon and Software Systems Limited, a subsidiary of Parent, dated October 22, 2010.

(d)(11)	Term sheet for Post-Offer employment of Dr. Georges Karam (incorporated by reference to Exhibit (d)(1) to the Schedule 14D-9/A filed by Sequans with the Securities and Exchange Commission on October 4, 2023).

#	Filed herewith.
*

Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, however, that Parent may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

†	Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 4.	Terms of the Transaction.

1.

The information set forth in the third paragraph of the section of the Offer to Purchase entitled “Special Factors—Appraisal Rights; Rule 13e-3” on page 54 is hereby amended and restated in its entirety to read as follows:

“Because Parent is an affiliate of Sequans, the transactions contemplated by the MoU constitute a “going private transaction” under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Sequans and certain information relating to the fairness of the Offer and the consideration offered to the Unaffiliated Shareholders be filed with the SEC and disclosed to the Unaffiliated Shareholders. Parent has provided such information in this Offer to Purchase and combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

1.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans—Going Private Transaction” on page 34 is hereby amended and restated in its entirety to read as follows:

“The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which is applicable to the MoU or another business combination following the purchase of Ordinary Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Ordinary Shares not held by it. Because Parent is an affiliate of Sequans, the transactions contemplated by the MoU constitute a “going private transaction” under Rule 13e-3 under the Exchange Act (see “Special Factors—Appraisal Rights; Rule 13e-3”). Rule 13e-3 requires, among other things, that certain financial information concerning Sequans and certain information relating to the fairness of the Offer and the consideration offered to the Unaffiliated Shareholders be filed with the SEC and disclosed to the Unaffiliated Shareholders. Parent has provided such information in this Offer to Purchase and combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2023

RENESAS ELECTRONICS EUROPE GmbH

By:	/s/ Carsten Jauch
Name:	Carsten Jauch
Title:	Managing Director

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO